Filed by RadNet, Inc.

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: iCAD Inc.

Commission File Number: 001-09341

Explanatory Note: The following presentation was used on April 16, 2025, in connection with the proposed merger of RadNet, Inc. and iCAD, Inc.

April 16, 2025 | 12:00 ET Media Roundtable Accelerating AI - Powered Early Detection and Diagnosis of Breast Cancer

No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction . It does not constitute a prospectus or prospectus equivalent document . No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”), and otherwise in accordance with applicable law . Important Information about the Proposed Transaction and Where to Find It In connection with the proposed transaction between RadNet and iCAD, RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S - 4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD . After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders . The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters . RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction . This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC . Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters . Investors will be able to obtain free copies of the registration statement on Form S - 4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www . sec . gov . Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445 - 2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025 . In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www . radnet . com (which website is not incorporated herein by reference) . Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882 - 5200 or by mail at 2 Townsend West, Suite 6 , Nashua, New Hampshire 03063 . In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at [ www . icadmed . com ] (which website is not incorporated herein by reference) . Participants in the Solicitation RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction . Information about the directors and executive officers of RedNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 28 , 2024 . Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29 , 2024 . To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC . Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction . You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http : //www . sec . gov and from the investor relations departments at RadNet or iCAD or from RadNet’s or iCAD’s website, in each case, as described above .

Forward - Looking Statements This communication contains certain “forward - looking statements” within the meaning of the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 , Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934 , as amended . Forward - looking statements can be identified by words such as : “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods . Examples of forward - looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change . Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control . Forward - looking statements are neither historical facts nor assurances of future performance . Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of RadNet’s and iCAD’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions . Because forward - looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of RadNet’s and iCAD’s control . RadNet’s, iCAD’s and RadNet’s actual results and financial condition following the proposed transaction may differ materially from those indicated in the forward - looking statements as a result of various factors . None of RadNet, iCAD or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward - looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of RadNet or iCAD . Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on RadNet’s and iCAD’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits . Risks and uncertainties that could cause results to differ from expectations include, but are not limited to : (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of iCAD or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of RadNet or iCAD to maintain relationships with its customers, patients, payers, physicians, and providers and retain its management and key employees, (4) the ability of RadNet following the proposed transaction to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of RadNet following the proposed transaction to execute successfully its strategic plans, (7) the ability of RadNet following the proposed transaction to promptly and effectively integrate iCAD into its business, (8) the risk of litigation related to the proposed transaction, (9) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters, (10) the risk of legislative, regulatory, economic, competitive, and technological changes, (11) risks relating to the value of RadNet’s securities to be issued in the proposed merger, and (12) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of RadNet and iCAD . The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere . Additional information concerning risks, uncertainties and assumptions can be found in RadNet’s and iCAD’s respective filings with the SEC, including the risk factors discussed in RadNet’s and iCAD’s most recent Annual Reports on Form 10 - K, as updated by their respective Quarterly Reports on Form 10 - Q and future filings with the SEC, as well as the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction . Forward - looking statements included herein are made only as of the date hereof and, except as required by applicable law, neither RadNet nor iCAD undertakes any obligation to update any forward - looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent . All forward - looking statements in this communication are qualified in their entirety by this cautionary statement . Note Regarding Use of Non - GAAP Financial Measures This communication contains certain financial information not reported in accordance with U . S . Generally Accepted Accounting Principles (“GAAP”), such as “Adjusted EBITDA” which is calculated as earnings before interest, taxes, depreciation and amortization, each from continuing operations and excludes losses or gains on the disposal of equipment, other income or loss, loss on debt extinguishments, bargain purchase gains and non - cash equity compensation . Adjusted EBITDA is a non - GAAP financial measure used as an analytical indicator by RadNet management and the healthcare industry to assess business performance, and is a measure of leverage capacity and ability to service debt . Adjusted EBITDA should not be considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA should not be considered in isolation or as alternatives to net income as presented in RadNet’s consolidated financial statements . As Adjusted EBITDA is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation, this metric, as presented, may not be comparable to other similarly titled measures of other companies . RadNet uses both GAAP and non - GAAP metrics to measure its financial results . RadNet believes that, in addition to the GAAP metric of net income, the most directly comparable GAAP financial measure, Adjusted EBITDA assists RadNet in measuring its cash - based performance . RadNet believes this information is useful to investors and other interested parties because it removes unusual and nonrecurring charges that occur in the affected period and provides a basis for measuring RadNet’s financial condition against other quarters . Such information should not be considered as a substitute for any measures calculated in accordance with GAAP, and may not be comparable to other similarly titled measures of other companies . Non - GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP . It should also be noted that projected financial information is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S - X relating to pro forma financial information, and no pro forma adjustments have been applied or reflected therein . These measures are provided for illustrative purposes only based on historical financial information of RadNet and iCAD and do not reflect pro forma adjustments . None of this information should be considered in insolation from, or as a substitute for, the historical financial statements of RadNet or iCAD . Important risk factors could cause actual results and other future events to differ materially from those currently estimated by management, including, but not limited to, those described in “Forward - Looking Statements . ” RadNet’s expectations or long - term targets for iCAD’s Adjusted EBITDA run rate and Adjusted EBITDA are also non - GAAP financial measures that exclude or otherwise have been adjusted for non - GAAP adjustment items from RadNet’s GAAP financial statements . When RadNet provides expectations or long - term targets for any of the non - GAAP metrics described above, RadNet does not provide reconciliations of the U . S . GAAP measures as RadNet is unable to predict with a reasonable degree of certainty the actual impact of the non - GAAP adjustment items . By their very nature, non - GAAP adjustment items are difficult to anticipate with precision because they are generally associated with unexpected and unplanned events that impact RadNet and its financial results . Therefore, RadNet is unable to provide a reconciliation of these measures without unreasonable efforts .

Kees Wesdorp, PhD President and Chief Executive Officer DeepHealth Greg Sorensen, MD Chief Science Officer RadNet, Inc. Speakers Dana Brown President, CEO, and Chairman of the Board iCAD, Inc. Sham Sokka, PhD Chief Operating and Technology Officer DeepHealth

Agenda

01 RadNet Vision and DeepHealth Mission in Breast Health [10 min]

Gregory Sorensen, MD, Chief Science Officer, RadNet, Inc.

Kees Wesdorp, PhD, President and CEO, DeepHealth

02 iCAD Acquisition Accelerating our Mission [17 min]

Kees Wesdorp, PhD, President and CEO, DeepHealth

Dana Brown, President, CEO, and Chairman of the Board iCAD, Inc.

Sham Sokka, PhD, Chief Operating and Technology Officer, DeepHealth

03 Q&A [10 min]

deephealth

01 RadNet and DeepHealth Vision

RadNet - A national leader in diagnostic imaging services and digital health solutions

RadNet

398 Imaging Centers

Largest owner and operator of outpatient imaging centers in the U.S.

26 Joint Ventures

Health System Joint Ventures across the country

1000+

Contracted radiologists read for RadNet nationally

2M Annual Mammograms

Performing 5% of all Mammograms in the U.S.

300K Annual chest CT exams

A national lung screening leader

Equitable Care

Patients gain access to expert radiologists and advanced technology

Worldwide Leader in Imaging AI

State-of-the-art AI tools for breast, lung, and prostate cancer screening

Industry Leading IT Solutions

Complete viewing, scheduling, patient outreach tracking, image storage, and reporting platform deephealth

• RadNet performs ~1.9M mammograms per year, 4.4% of all mammograms in US , and 50,000+ breast biopsies per year • RadNet’s Enhanced Breast Cancer Detection program – powered by DeepHealth’s SmartMammo AI – enables 21% higher cancer detection rate 1 across all races and ages and lowers recall rates • RadNet continues to boost Breast Health by improving access in new settings such as Walmart Superstores and OB - GYN offices that result in many more women getting access to the best care 1 SmartMammo Dx + SmartRecalls (Assure) used in a safeguard review process improved cancer detection rate by 21% in a study of over 575,000 patients, showing the same benefits across racial subgroups and patients with different breast densities. Data on file. RadNet already demonstrates leadership in the mission to provide earlier and more accurate breast cancer detection

• RadNet performs ~1.9M mammograms per year, 4.4% of all mammograms in US , and 50,000+ breast biopsies per year • RadNet’s Enhanced Breast Cancer Detection program – powered by DeepHealth’s SmartMammo AI – enables 21% higher cancer detection rate 1 across all races and ages and lowers recall rates • RadNet continues to boost Breast Health by improving access in new settings such as Walmart Superstores and OB - GYN offices that result in many more women getting access to the best care 1 SmartMammo Dx + SmartRecalls (Assure) used in a safeguard review process improved cancer detection rate by 21% in a study of over 575,000 patients, showing the same benefits across racial subgroups and patients with different breast densities. Data on file. RadNet already demonstrates leadership in the mission to provide earlier and more accurate breast cancer detection

Empowering breakthroughs in care through imaging Our mission

Global leader in AI - powered health informatics 400+ Customers worldwide* Integrating capabilities Diverse patient data Large data sets enable development, validation, and impact across diverse patient populations Global footprint with local clinical expertise RadNet’s Digital Health segment * Direct and distributors

Our unique capabilities

Vertically integrated

RadNet — Rapid iteration, validation and prototyping

AI — Clinical AI solutions in breast, lung, prostate, and brain health

High innovation speed and time to market

Clinically proven

800+ Clinical sites and 3,000+ radiologists

Demonstrated clinical impact, e.g., 21% increase in breast cancer detection rate[1]

Clinical effectiveness across diverse populations

Delivering at scale

20M+ Managed imaging studies per year

300+ AI-powered cancer screening sites in the US and Europe

1.3M+ AI-powered diagnoses per year

[1] SmartMammo Dx + SmartRecalls (Assure) used in a safeguard review process improved cancer detection rate by 21% in a study of over 575,000 patients, showing the same benefits across racial subgroups and patients with different breast densities. Data on file.

deephealth

Empowering 300+ sites globally Delivering meaningful impact through AI - powered screening at scale 12 Leading breast cancer screening in the USA 260+ clinical sites Leading lung cancer screening in Europe 50+ clinical sites

02 iCAD Acquisition Accelerating our Mission

RadNet has signed a definitive agreement to acquire iCAD

deephealth

A RadNet Company

iCAD

The acquisition will strengthen RadNet's DeepHealth leadership in AI-driven Breast Cancer solutions by:

- **Accelerating scale across commercial, product, and engineering functions** to meet growing market demand.
- **Expanding reach** to a combined 10 million annual mammograms, over 1,700 provider sites, and more than 50 countries.
- **Creating the industry's most comprehensive portfolio** of breast imaging AI solutions.
- **Enhancing financial performance**, with a positive Adjusted EBITDA run rate expected by the end of 2026[1].

[1] *Adjusted EBITDA is a non-GAAP financial measure. See "Note Regarding Use of Non-GAAP Financial Measures."*

deephealth

Annual Revenue $19.6M FY 24 Their ProFound AI ® Breast Health Suite is a highly accurate, clinically validated, concurrent AI reader designed to assist in early breast cancer detection, density assessment, and short - term risk by analysing mammogram images in real time. 50+ Countries Served 1.5K+ Healthcare Provider Locations Strong Workforce 66 FTEs 8M+ Annual Mammograms assisted Data source: https:// www.icadmed.com/wp - content/uploads/2025/03/iCAD - IR - Deck - March - 2025.pdf iCAD, a global leader in in AI - powered breast health solutions

• 2024 actuals: $19.6M • Following the acquisition expected positive Adjusted EBITDA run rate by end of 2026 2 • 2025 guidance: $80 - 90M 1 • 2025 guidance: $15 - 17M Adjusted EBITDA 1 2 Revenue Earnings 1 Guidance issued as of February 27, 2025, and not being reaffirmed or updated hereby. 2 Adjusted EBITDA is a non - GAAP financial measure. See “Note Regarding Use of Non - GAAP Financial Measures.” Financial Overview

Acquisition expected to create attractive potential synergies

Cost synergies

- $7M+ run rate cost synergies identified:
  - ~$4M direct savings, e.g., board of directors, public company costs, audits, etc.
  - ~$3M by fulfilling pre-existing hiring plans of DeepHealth

Commercial synergies

- DeepHealth offerings into iCAD installed base
- Access to 50+ countries, European growth acceleration in screening solutions
- Shared funnel opportunities

Product synergies

- Highly complementary offerings on day 1
- Additional future products such as Breast Arterial Calcification* and Image-based Risk Assessment*
- Expanded Product, R&D & Regulatory capacity to accelerate new solutions

* Subject to regulatory approval

deephealth

• Strong track record with global reach to develop, market, deploy, and service AI solutions at scale. • Partially fulfilling pre - existing hiring plans of DeepHealth to drive external growth. 26 FTE 26 FTE 14 FTE Product and R&D* Commercial** iCAD workforce, total 66 FTE 1 Support functions * Includes Q&R and Clinical Affairs ** Includes Marketing and Service 1 As of March 18, 2025. iCAD personnel expected to accelerate DeepHealth’s growth plans

Integrated Viewing & Reporting AI - powered Cancer Detection End to End Solution for Screening 1 Previously known as Assure. Safeguard Review Most comprehensive Breast AI Portfolio From AI only to complete technology stack for screening Value Clinical Impact Workflow Efficiency Revenue Generation ProFound ® SmartMammo SmartMammo + SmartRecall s 1

Portfolio of solutions Improving operational efficiency, clinical excellence, and the delivery of care Lung Profound & SmartMammo TM Prostate Brain Operations Suite TM Diagnostic Suite TM Tech Live TM RIS/PACS Enterprise Imaging Population Health

Q&A